

SEC 14030299 SION

SEC Mail Processing Section FEB 28 2014 Washington DC 404

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SEC FILE NUMBER
8-27082

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Financial Specialists LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 North Martingale Road
(No. and Street)

Schaumburg	Illinois	60173
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson (320) 229-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue	Los Angeles	California	90071-3462
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

6/25/14

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2013, and supplemental schedules as of December 31, 2013, pertaining to Cetera Financial Specialists LLC (the "Company") are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.


JULIE ANNE PREUSSER
Notary Public
Minnesota
My Commission Expires January 31, 2018

Mark Paul Shelson 02/26/14
Signature Date

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (Not Applicable)
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements. See Note 9 to financial statements)
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt from requirements. See Note 9 to financial statements)
(x)	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
(x)	(m)	A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member and Board of Directors of
Cetera Financial Specialists LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Cetera Financial Specialists LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Cetera Financial Specialists LLC's compliance with the applicable instructions of the Form SIPC-7. Cetera Financial Specialists LLC's management is responsible for Cetera Financial Specialists LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting such amounts to be in agreement, except for a difference of $3.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, except as noted above. Had the General Assessment been computed utilizing the audited revenue balances in number 2 above, the computed General Assessment would have been the same as the assessment payment computed in Form SIPC-7.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

February 27, 2014

Member of
Deloitte Touche Tohmatsu Limited

CETERA FINANCIAL SPECIALISTS LLC
(SEC I.D. No. 8-29577)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013, AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Cetera Financial Specialists LLC

We have audited the statement of financial condition of Cetera Financial Specialists LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cetera Financial Specialists LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2014

CETERA FINANCIAL SPECIALISTS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 6,506,373
Commissions receivable	3,521,117
Notes receivable - net of allowance for uncollectible notes of $374	187,234
Other receivables - net of allowance for doubtful accounts of $74,427	1,350,567
Prepaid expenses	1,322,293
Goodwill	10,691,158
Other assets	88,239
TOTAL	$ 23,666,981

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Commissions payable	$ 2,517,294
Payable to affiliates	703,272
Unearned income	408,134
Other liabilities	380,447
Total liabilities	4,009,147
MEMBER'S EQUITY:	
Member's capital	9,848,871
Retained earnings	9,808,963
Total member's equity	19,657,834
TOTAL	$ 23,666,981

See notes to statement of financial condition.

CETERA FINANCIAL SPECIALISTS LLC

NOTES TO STATEMENT OF FINANCIALCONDITION
AS OF DECEMBER 31, 2013

1. NATURE OF BUSINESS AND OWNERSHIP

Cetera Financial Specialists LLC (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to the general public nationally through independent advisors.

The Company is a wholly owned subsidiary of Cetera Financial Specialists Services LLC ("Specialists Services") which is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly-owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). The majority shareholder of Cetera Holdings is Lightyear Fund II, L.P. which is managed by Lightyear Capital LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statement is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding the valuation of certain financial instruments, allowance for doubtful accounts, accruals for liabilities, income taxes, revenue and expense accruals, contingent liabilities, and other matters that affect the financial statement and related disclosures. Management believes that the estimates utilized in preparing its financial statement are reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents are composed of interest and noninterest-bearing deposits and money market funds that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days that are not required to be segregated under federal or other regulations.

Other Receivables — Other receivables primarily consist of other accrued fees from product sponsors and advisors. The Company periodically extends credit to its advisors in the form of commission advances. The decisions to extend credit to advisors are generally based on the advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the advisors' registration status. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Goodwill — Goodwill is not amortized but is tested for impairment at least annually using a fair value approach, which requires the use of estimates and judgment. The Company recognizes an impairment charge for any amount by which the carrying amount of goodwill exceeds its fair value. The Company uses discounted cash flows to establish fair values. When a business within a reporting unit is disposed of, goodwill is allocated to the business using the relative fair value methodology to measure the gain or loss on disposal.

Classification and Valuation of Certain Investments — The classification of an investment determines its accounting treatment. The Company generally classifies its investments in debt and equity

instruments (including mutual funds, annuities, corporate bonds, government bonds and municipal bonds) as trading securities. The Company has not classified any investments as available-for-sale. Investment classifications are subject to ongoing review and can change. Securities classified as trading are carried at fair value, while securities classified as held-to-maturity are carried at cost or amortized cost. The fair value of securities is determined by obtaining quoted market prices.

Securities Owned and Securities Sold, But Not Yet Purchased — Securities owned and securities sold, but not yet purchased are reflected on a settlement-date basis, which is not materially different from trade date basis, at market value in other assets/liabilities in the accompanying statement of financial condition.

Notes Receivable — The Company loans money to certain of its registered representatives under two types of promissory note agreements, which bear interest at various rates. Such agreements include forgivable promissory notes and payback promissory notes, which are described more fully in Note 3. The Company applies the effective interest income method for the discount accretion. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the advisors' registration status and the specific type of loan.

Other Assets — Other assets primarily consist of prepaid insurance.

Fair Value of Financial Instruments — Substantially all of the Company's financial instruments are carried at fair value. Receivables and liabilities including payback notes are carried at cost or cost plus accrued interest, which approximates fair value. Forgivable notes contain provisions for forgiveness of principal and accrued interest and have minimal cash inflows associated with them. As a result, the fair value of the forgivable notes is insignificant.

Income Taxes — As a single member limited liability corporation, the Company is considered as a corporate division and recognizes an allocation of income taxes in its financial statement under an income tax sharing agreement with Cetera Financial. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses. Under the terms of the tax allocation agreement, income taxes are settled based on the total income tax provision. As such, the Company does not separately record deferred income taxes in the financial statement.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes payable and income tax expense on the statement of financial condition.

Stock-Based Compensation — Cetera Holdings allocates compensation expense to the Company. Such expense is derived from stock-based awards that are measured based on the grant-date fair value of the award, using the Black-Scholes option pricing model (service condition options) or a lattice valuation model (performance condition options). Stock-based compensation expense for service condition options is recognized over the requisite service period and includes Cetera Holdings' estimate of expected forfeitures. Stock-based compensation expense for awards containing a performance condition is recognized based on the probable outcome of the performance condition at each reporting date. At the end of the contingency period, the total compensation cost recognized will be the grant-date fair value of all units that actually vest based on the outcome of the performance conditions. Cetera Holdings must make assumptions regarding the number of stock options that will be forfeited. The forfeiture assumption is ultimately adjusted to the actual forfeiture rate. Therefore, changes in the forfeiture assumptions do not impact the total amount of expense ultimately recognized over the vesting period. Rather, different forfeiture assumptions would only impact the timing of expense recognition over the vesting period.

Revenue Recognition

Commissions — The Company records commissions received from securities transactions on a settlement-date basis, which is not materially different from the trade-date basis. Commissions generated from mutual fund, variable annuity, and insurance product purchases transacted directly with the product manufacturers, as well as mutual fund and annuity trailers are estimated for each accounting period. Commissions payable related to these transactions are recorded based upon estimated payout ratios for each product as it accrues for commission revenue.

Advisory Fees and Services – The Company provides investment advisory services to clients. Fees for the services are based on the value of the clients' portfolios and are generally billed at the beginning of each quarter. These fees and the related expenses, are recognized over the period earned.

Asset Based Fees — Asset-based fees include amounts earned related to client sweep account investments, and reimbursements and allowances from product providers related to the sale and custody of their products.

Transaction and Other Revenue — Other revenue includes fees charged to clients such as IRA maintenance fees, margin interest, and confirmation fees, as well as fees charged to advisors for contracted services such as affiliation and transaction fees. These fees are recognized as earned.

3. CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES

Financing receivables with terms greater than one year generally arise from loans to registered representatives under promissory note agreements. The Company loans money to certain of its registered representatives. The notes contain provisions for forgiveness of principal and accrued interest if the registered representative meets specified revenue production levels. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the notes along with accrued interest as commission expense ratably over the contractual term of the notes. In the event the registered representative does not meet the specified production level, the scheduled principal and interest are due. The Company intends to hold the notes for the term of the agreement.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered impaired when, based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, event of default on the loan, status of the representative's selling contract with the Company, and, or any regulatory or legal action related to the representative. These assumptions require the use of significant management judgment and include the probability and timing of borrower default and loss severity estimates.

For promissory notes that are deemed impaired, a loan loss reserve is established for the difference between the carrying amount and the expected collectable amount. Changes in the loan loss reserve are recorded in allowance for doubtful accounts.

The Company's outstanding financing receivables as of December 31, 2013 are as follows:

Notes Receivable	$	187,608
Allowance for uncollectible notes		(374)
Notes receivable, net	$	187,234

The Company does not have off-balance sheet credit exposure as a result of these financing receivables.

The total recorded allowance for loan losses, in management's judgment, is adequate to provide for probable loan losses inherent in the financing receivable portfolio as of December 31, 2013.

4. INCOME TAXES

The Company has reviewed and determined that there are no uncertain tax positions that would have a material impact on the financial statement of the Company. The Company is subject to examination by U.S. federal tax authorities for tax returns filed for the prior three years and by state tax authorities for the prior four years.

5. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by an affiliate. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer matching program. The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by the affiliate. The Company had no separate employee benefit plan in 2013 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by the affiliate were charged back to the Company for reimbursement.

6. STOCK-BASED COMPENSATION

Accounting Standards Codification ("ASC") Topic 718, *Compensation — Stock Compensation*, requires all share-based payments to employees and registered representatives to be recognized in the statement of financial condition based upon the grant-date fair value. Certain employees of the Company have been granted stock options for Cetera Holdings stock and settled through a liability account with Cetera Holdings.

7. RELATED-PARTY TRANSACTIONS

Specialists Services allocates a portion of its general administrative expenses to the Company based on volume, number of personnel, and activity. At December 31, 2013, outstanding payables to affiliates in connection with these services were $703,272. Such expenses, which are recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not an indirect wholly owned subsidiary of Cetera Financial.

8. COMMITMENTS AND CONTINGENCIES

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of the existing insurance and established reserves, it is the opinion of management that the

disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's financial position.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Fair value measurement is prioritized to maximize the use of observable inputs and minimize the use of unobservable inputs within a three-level fair value hierarchy.

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 — Inputs (other than quoted prices included in Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 — Inputs are unobservable for the asset or liability and rely on management's own assumptions as to what market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Cash equivalents include money market mutual fund instruments, which are short term in nature with a stated redemption value. These securities are classified within Level 1. The Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013, is as follows:

	Fair Value Measurements on a Recurring Basis			
Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash equivalents — money market funds	$ 4,800,957	$ -	$ -	$ 4,800,957
Other assets (securities owned):				
Equity securities	3,027	-		3,027
Mutual funds	2,549	-	-	2,549
Total Assets at Fair Value	$ 4,806,533	$ -	$ -	$ 4,806,533
Liabilities				
Other liabilities (securities sold, but not yet purchased):				
Equity Securities	$ 3,618	$ -	$ -	$ 3,618
Total liabilities at fair value	$ 3,618	$ -	$ -	$ 3,618

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net

capital requirements under the basic method provided for in Rule 15c3-1. The rule requires the maintenance of minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2013, the Company had net capital of $5,244,919, which was $4,977,884 in excess of required net capital of $267,035.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2013, the Company was in compliance with all such requirements.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker or dealer that clears its securities transactions on a fully disclosed basis with an unaffiliated clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker, and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

12. SUBSEQUENT EVENTS

On January 16, 2014, it was announced that Lightyear Capital LLC had entered into an agreement to sell the Company's ultimate, wholly-owned parent, Cetera Holdings to RCS Capital Corporation (NYSE: RCAP) for $1.15 billion in cash, subject to certain customary adjustments. Following this transaction, the Company will become part of RCAP's retail advice platform. The closing of the transaction is subject to regulatory approvals and other customary closing conditions. The transaction is expected to close in the second quarter of 2014. Also, in connection with the close of this transaction, the vesting of certain stock-based compensation (see note 6) will accelerate and the associated cost will be allocated to the Company and settled through a liability account with Cetera Holdings.

******



Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

February 27, 2014

Cetera Financial Specialists LLC
200 North Martingale Road
Schaumberg, IL 60173-2096

In planning and performing our audit of the financial statements of Cetera Financial Specialists LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 27, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP